April 3, 2007

VIA EDGAR & FACSIMILE (202) 772-9202
Hanna T. Teshome
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

                  Re: Registration Statement No. 333-140614 of Residential Funding Mortgage Securities I, Inc. on Form S-3 (the "Registration Statement")___

Dear Ms. Teshome:

      On behalf of Residential Funding Mortgage Securities I, Inc. (the "Registrant"), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the Securities and Exchange Commission (the "Commission") take such action as is necessary to declare the above referenced Registration Statement effective by 5:00 p.m. (Eastern Standard
Time) on April 5, 2007 or as soon as thereafter practicable.

      The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       ***

                                            Very truly yours,

                                            RESIDENTIAL FUNDING MORTGAGE
                                            SECURITIES I, INC.

                                            By:      *
                                            ---------------------
                                            Name:  James G. Jones
                                            Title: President

*By /s/ Lisa R. Lundsten
    ------------------------
    Lisa R. Lundsten
    Attorney-in-fact pursuant
    to a power of attorney previously
    filed with the Registration Statement.